CHINA
N
W
E
S
Russia
Kazakhstan
Mongolia
Kyrg.
Tajik.
Pakistan
India
Tibet
Nepal
Bhutan
India
Myanmar
Laos
Vietnam
Great Wall
Beijing
Tianjin
Yellow River
Yangtze River
Pearl River
Guangzhou
Shanghai
Songhua River
N. Korea
PACIFIC OCEAN
Taipei
Taiwan
Hong Kong
Macau
Hainan
SOUTH CHINA SEA
Key
Water
City
Great Wall
Country border

UIB GROUP LIMITED

ChinaGrowth North Acquisition
Corporation

July 2008

This presentation was filed with the Securities and Exchange Commission as part of the Form 6K filed by ChinaGrowth North Acquisition Corp. (“CGNAC”) on July 31, 2008.

Morgan Joseph & Co. Inc. (“Morgan Joseph”) was the lead underwriter of CGNAC’s initial public offering consummated in January 2007. CGNAC, UIB, their respective directors and executive officers and Morgan Joseph may be deemed to be participants in the solicitation of proxies for the UIB special meeting of stockholders at which stockholders will be asked to approve this transaction.

Stockholders of CGNAC and UIB and other interested persons are advised to read CGNAC’s proxy statement, when available, in connection with CGNAC’s solicitation of proxies for the special meeting at which CGNAC’s stockholders will be asked to approve the acquisition because these proxy statement contains important information. Such persons can also read CGNAC’s final prospectus, dated January 23, 2007, as well as periodic reports, for more information about CGNAC, its officers and directors, and their interests in the successful consummation of this business combination.

The proxy statement will be mailed to CGNAC’s stockholders as of a record date to be established for voting at the special meeting. CGNAC’s stockholders will also be able to obtain a copy of the proxy statement, the final prospectus and other periodic reports filed with the Securities and Exchange Commission, without charge, by visiting the Securities and Exchange Commission’s internet site at (http://www.sec.gov).

Investor Presentation

This presentation may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, about CGNAC, UIB and their combined business after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of UIB’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: business conditions in China; weather and natural disasters; changing interpretations of generally accepted accounting principles; outcomes of government reviews; inquiries and investigations and related litigation; continued compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which UIB is engaged; fluctuations in consumer demand; management of rapid growth; intensity of competition from other service companies; general economic conditions; geopolitical events and regulatory changes, as well as other relevant risks detailed in CGNAC’s filings with the Securities and Exchange Commission, including its report on Form 20F for the period ended December 31, 2007. The information set forth herein should be read in light of such risks. Neither CGNAC nor UIB assumes any obligation to update the information contained in this presentation.

This presentation contains disclosures of EBITDA for certain periods, which may be deemed to be a non- GAAP financial measure within the meaning of Regulation G promulgated by the Securities and Exchange Commission. Management believes that EBITDA, or earnings before interest, taxes, depreciation and amortization, is an appropriate measure of evaluating operating performance and liquidity, because it reflects the resources available for strategic opportunities including, among others, investments in the business and strategic acquisitions. The disclosure of EBITDA may not be comparable to similarly titled measures reported by other companies. EBITDA should be considered in addition to, and not a substitute, or superior to, operating income, cash flows, revenue, or other measures of financial performance prepared in accordance with generally accepted accounting principles.

Safe Harbor

Transaction Summary

ChinaGrowth North Acquisition Corporation (“CGNAC”)

In January 2007, CGNAC raised approximately net $38 million through its IPO

Each unit consists of one share of common stock and one warrant with an exercise price of $6.00

On May 24, 2008, CGNAC entered a definitive agreement to acquire UIB Group Limited
(“UIB”) with CGNAC surviving the acquisition and changing its name to UIB Group
Limited

ChinaGrowth North reviewed over 30 companies before choosing UIB, one of the leading insurance brokerage companies in China

CGNAC is a foreign private issuer, whose proxy materials are not subject to review by the
SEC

CGNAC and UIB are not required to obtain any additional Chinese government approvals to complete the merger

The transaction is expected to close in September 2008

UIB intends to seek a NASDAQ listing upon closing

Estimated LTM EBITDA(1) as of June 30, 2008 was $8.7 million, an increase of 24.4% over estimated
LTM EBITDA(1) as of March 31, 2008.  Consequently, Transaction Value as a multiple of LTM
EBITDA decreased from 6.8x to approximately 5.2x

Pro forma Enterprise Value as a multiple of LTM EBITDA as of June 30, 2008 is approximately 6.7x(2)

LTM net income as of June 30, 2008 was $6.3 million, an increase of 29.6% over LTM net income as of March 31, 2008

Under the terms of the acquisition, the total consideration paid to the shareholders of UIB by CGNAC consists of:

$2 million in cash

6.4 million shares of CGNAC, valued at $50.9 million(3), plus additional contingent shares based on
UIB’s 2008 audited after-tax net profits (U.S. GAAP):

$52.0 million

6.5 million

≥ $21 million but < $27 million

$101.7 million

12.7 million

≥ $27 million

1.4 million

Total Contingent Shares
Issued

$11.3 million

Value of Contingent Shares(3)

≥ $15 million but < $21million

Achieved Audited FY2008

After-Tax Net Profits (U.S. GAAP) (4)

Transaction Summary

Notes:

1.

EBITDA is defined as operating earnings before interest, taxes, depreciation and amortization, and extraordinary or non-recurring charges. EBITDA is estimated by management and has not been reviewed by outside accountants

2.

Assumes 12.7 million shares (excluding contingent and earn-out shares), a stock price of $8.00, and net cash of approximately $44 million

3.

Assumes stock price of $8.00

4.

RMB to U.S. dollar exchange rate used is 7 RMB/USD

In addition, 1.2 million of earn-out shares can be earned for achieving $30 million of after-tax net profits in FY2008

Pro forma equity value as a multiple of net income is a maximum of 8.0x for contingent shares and earn-out shares

The founders of UIB can earn additional shares of common stock if they achieve the following after-tax earnings in 2008

2008 Contingent and Earn-Out Shares

Notes:

1.

RMB to U.S. dollar exchange rate used is 7 RMB/USD

2.

Includes promote shares, offering shares, warrants assuming the treasury method, upfront shares issued to UIB and contingent shares

3.

Assumes a stock price of $8.00

4.

Earnings include six months of interest income at a 4% rate

5.

Includes 1.2 million earn-out shares for achieving $30 million of after-tax net profits in FY2008

7.6x

$1.05

$165.6 million

$21 million

7.8x

$1.03

$215.3 million

$27 million

7.3x

$1.09

$224.9 million

$30 million(5)

$1.00

Fully-diluted
Earnings per Share(2)(4)

8.0x

$124.9 million

$15 million

Share Price(3) /

Earnings per Share

Pro Forma Equity
Value(2)(3)

Net Income Target(1)

2008 net income targets were formulated based upon potential sales of the company’s recent added new products

Assuming the existing business line continues to perform at current levels, UIB would only have to sell four policies of each new product to its existing customer base of 117,000 education institutions to reach $27.0 million, the highest level of contingent share earnings

The founders of UIB can earn a total of 1.2 million shares of common stock each year if they achieve the following after-tax earnings targets:

Future Performance Incentive Shares

Notes:

1.

RMB to U.S. dollar exchange rate used is 7 RMB/USD

2.

Includes promote shares, offering shares, warrants assuming the treasury method, upfront shares issued to UIB and the maximum 2008 contingent shares

3.

Assumes a stock price of $8.00

3.3x

$2.46

$75 million

2010

4.9x

$1.64

$48 million

2009

2.2x

$3.66

$116 million

2011

Fully-diluted Earnings
per Share(2)

Share Price(3) /

Earnings per Share

After-Tax Earnings
Target (1)

Year Ending
December 31,

Pro Forma Ownership

Notes:

1.

Assumes no redemption and no exercise of unit purchase option

2.

Assumes achieving all after-tax net profit targets from 2008 to 2011, resulting in the issuance of 12.7 million contingent shares and 4.8 million earn-out shares to UIB

3.

Assumes the exercise of outstanding CGNAC warrants

4.

Includes 250,000 shares to finder and due diligence team

5.

Assumes that none of the 4.8 million potential earn-out shares and 12.7 million contingent shares are issued

Assuming Maximum Contingent and Earn-Out Shares

(1)(2)

Basic

Diluted

(3)

CGNAC Shareholders

6,115,000

20.2%

12,005,000

33.2%

UIB Shareholders and Others

(4)

24,128,001

79.8%

24,128,001

66.8%

Total

30,243,001

100.0%

36,133,001

100.0%

Assuming  No Contingent or Earn-Out Shares

(1)(5)

Basic

Diluted

(3)

CGNAC Shareholders

6,115,000

48.0%

12,005,000

64.5%

UIB Shareholders and Others

(4)

6,615,001

52.0%

6,615,001

35.5%

Total

12,730,001

100.0%

18,620,001

100.0%

Xiaoping Chen, Chairman of the Board and Chief Executive Officer

Mr. Chen founded Beijing UIB in March 2001. He is also the founder and Chairman of Hezheng Insurance Broker Co. Ltd., an
insurance brokerage firm servicing seniors and the disabled. Prior to founding Beijing UIB, Mr. Chen was instrumental in founding and organizing Chang’an Insurance Broker Co. Ltd., a state-owned enterprise that grew to be the largest insurance brokerage firm in
China. From February 1998 to February 2000, he served as CEO of Beijing Shisheng Weiye Technology Co. Ltd. From May 1993 to
August 1997, he helped found Hunan Datong P&C Insurance Co. Ltd. From January 1992 to May 1998, he served as the legal representative of Hunan Liyuan Industrial Co., a subsidiary of Hunan Electric Power Company. From April 1978 to December 1991,
he held various positions at the Hunan Electric Power Technical School. Mr. Chen received an Associate’s Degree in business administration from Hunan TV University in 1988 and an Executive Master Degree in Economic Law from Hunan College of
Finance & Economics in 1998.

Kai Wang, General Manager

Mr. Wang joined Beijing in June 2003. From October 2000 to June 2003, he was the Vice Director of Beijing School-run Enterprise
Administration Center and the General Manager of Beijing School-run Enterprise Co. From August 1989 to October 2000, he was
the Vice Director of Beijing Teaching Botanical Garden. From September 1982 to August 1989, he was the Principal and a teacher at
Beijing No. 142 Middle School. From July 1967 to September 1982, he took various positions at Beijing Miyun No. 2 Middle School, including teacher and head of academic research. Mr. Wang received a Bachelor’s Degree in Biology from Capital Normal University in 1969.

Joseph Huang, Executive Vice General Manager

Mr. Huang began working with the founding team of Beijing UIB in 1999 and helped establish the Company in 2001. From August
1997 to  June 1999, he was an insurance agent at PICC. From February 1996 to June 1999, he was a partner and General Manager at
Empire International Entertainment Company. From June 1994 to January 1996, he was a Senior Manager at Insurance Department
of WMA Securities Inc. in the U.S. From March 1993 to May 1994, he was the Manager of Finance Department at New Century
Investment Consultant Co., Ltd. From September 1987 to June 1988, he was the Head of International Finance Department at
Guangzhou International Trust and Investment Co., Ltd. Mr. Huang received an MBA from San Francisco State University.

Key Executives

Zhongwei Li, Vice General Manager and General Manager of Zhejiang branch

Mr. Li has been the General Manager of the Sichuan branch since joining UIB in 2003. From 2002 to 2003, he was the
Department Manager at Guangyuan Center branch of China Pacific Life Insurance Co., Ltd. From 1992 to 2000, Mr. Li was the
Manager at the Guangyuan office of China Pacific Insurance Co., Ltd. From 1988 to 1992, he was the Manager at the Wangcang
County branch of The People’s Insurance Company (Group) of China. Mr. Li received an Associate Degree from Nanchong
Medical College.

Gang Sun, Secretary to the Board and General Counsel

Mr. Sun joined UIB as General Counsel in 2003. From 2000 to 2003, he was Chief Operating Officer at China A.Com. From
1997 to 1999, he was an attorney with Dagong Law Firm in Anhui Province. Mr. Sun received a Bachelor’s Degree from East
China University of Political Science and Law. He is licensed to practice law in China.

Key Executives (cont’d)

Chinese Insurance Industry

Although the insurance industry in China is one of the fastest growing among the world’s major economies, it is still young and developing

Between 2000 and 2007, total insurance premiums increased from $19.4 billion (1)
to $92.5 billion(1) representing a CAGR of 23.5%, according to the China
Insurance Regulatory Commission (“CIRC”)

Significant growth potential due primarily to low insurance density and penetration

3rd largest insurance industry in Asia and the 9th largest in the world by premium volume in 2006

Notes:

Source: Sigma Report 04/2007 by the Swiss Reinsurance Company and the Economist Intelligence Unit

1.

Average historical exchange rates over the applicable period

2.

Accident and health insurance are classified as non-life insurance in Sigma Reports

Life Insurance Premiums

Non-life Insurance Premiums

(2)

Population

Household

People Per

Per

% of

% of Household

Per

% of

% of Household

(mm's)

Income

Household

Capita

GDP

Income

Capita

GDP

Income

China

1,330.0

3,909

$

3.4

34.1

$

1.7

2.97%

19.4

$

1.0

1.69%

United States

303.8

63,768

2.7

1,789.5

4.0

7.58%

2,134.2

4.8

9.04%

United Kingdom

60.9

54,859

2.4

5,139.6

13.1

22.48%

1,327.1

3.4

5.81%

Germany

82.4

40,684

2.1

1,136.1

3.1

5.86%

1,300.7

3.6

6.71%

France

64.1

47,606

2.4

2,922.5

7.9

14.73%

1,152.9

3.1

5.81%

Japan

127.3

45,430

2.6

2,829.3

8.3

16.19%

760.4

2.2

4.35%

South Korea

49.2

21,199

2.8

1,480.0

7.9

19.55%

591.2

3.2

7.81%

Taiwan

22.9

25,987

3.1

1,800.0

11.6

21.47%

450.3

2.9

5.37%

Australia

20.6

48,409

2.6

1,389.0

3.8

7.46%

1,191.9

3.2

6.40%

According to the Insurance Intermediary Market Development Report 2007 released by the
CIRC, insurance agencies and brokers generated approximately $4.7 billion of premiums, which accounted for approximately 5.1% of total premiums generated in the same year

Key differences between brokers and agents include:

Insurance Intermediaries in China

1,755

322

Number (2007)

At least RMB 500,000

≥ RMB 20mm (national brokerage)

≥ RMB 5mm (regional brokerage)

Registered Capital

Represent Insurance Companies

Advise Policyholders

Customers

Agents

Brokers

Brokers command higher margins than agents

Because of brokers’ close relationship with policyholders, they are active in the design of attractive high margin products that reflect the needs and underwriting characteristics of their clients

Risk management and risk sharing is being adopted by individuals and businesses as the Central and Provincial governments move toward a market driven economy

Intermediaries arising in importance as more consumers are seeking professional advice

The insurance intermediary sector is still at an early stage of development and highly fragmented

Insurance premiums of policies sold by brokers achieved a compounded annual growth rate of 28.7% from 2005 to 2007

Brokers can develop insurance product for customer needs utilizing many insurance companies

An increasing number of international insurance companies, which tend to rely on insurance intermediaries for product distribution, are entering the Chinese market

A significant number of people are unable to access government social welfare insurance, which provides basic health coverage:

Anyone not officially registered as a resident in the city or province (i.e. temporary workers)

Industry Growth Opportunities

2.62%

7.0

Jingsheng Insurance Broker Co., Ltd

10

3.02%

8.0

Great Wall Insurance Broker Co., Ltd

9

3.18%

8.4

Huatai Insurance Agency & Consultant Service Ltd

8

3.42%

9.1

Air Union Insurance Broker Co., Ltd

7

4.44%

11.8

Aon-Cofco Insurance Broker Co., Ltd

6

4.50%

12.0

Willis Insurance Broker Co., Ltd

5

4.64%

12.4

Marsh (Beijing) Insurance Broker Co., Ltd

4

6.60%

17.5

Union Insurance Broker Co., Ltd

   Organic growth in China

3

6.97%

18.5

Jiangtai Insurance Broker Co., Ltd

2

11.77%

$31.3

Chang An Insurance Broker Co., Ltd

1

Market Share

(%)

Revenue

($ Million)(1)

Name of Insurance Brokerage Firm

Rank

Insurance Broker Competitive Landscape

Source: The Insurance Intermediary Market Development Report 2007 released by the CIRC

1. Values converted at the 2007 average exchange rate of 7.6071 RMB/USD

Business Overview

UIB, through its primary affiliate Beijing Union Insurance Brokers Co. Ltd.
(“Beijing UIB”), was the 3rd largest insurance brokerage firm (collectively the
“Company”) in 2007 by commissions, according to the CIRC

UIB has developed a unique market vertical – schools and students

UIB has approximately 70% market share in the school liability market where it provides School Liability Insurance to over 117,000 institutions with approximately 50 million students

Additionally, UIB has provided Student Safety Insurance directly to approximately 20.2 million students

The Company is expanding its product offering through its education channels to include developing new products focused on the unique needs of its primary market – schools and students

Distribution Channel

Since 2005, UIB has created a distribution network with over 117,000 schools and approximately 45 million student families and approximately 2.7 million teachers

UIB has developed this channel through its role as the only risk management advisor to 26 provincial and municipal education administrative departments

UIB has credibility among students’ families and faculty as a dependable broker from its work as a risk management advisor

UIB is the only entity that can sell insurance products on school grounds

UIB trains and maintains a relationship with each school’s risk management co-
operator, who:

Invites UIB representatives to speak about student safety at parents meetings or school officials meetings

Distributes insurance forms at school meetings, authorizing UIB to purchase student insurance for the parents

Provides UIB contact information to parents with questions about insurance

UIB

Heilongjiang
Jilin
Liaoning
BEIJING
Xinjiang
Gansu
Inner Mongolia
Tianjin
Hebei
Ningxia
Shanxi
Shandong
Qinghai
Shaanxi
Henan
Jiangsu
Tibet
Sichuan
Anhui
Shanghai
Hubei
Zhejiang
Chongqing
Jiangxi
Hunan
Guizhou
Fujian
Yunnan
Guangxi
Taiwan
Guangdong
Hong Kong
Hainan
Headquarters
Provincial Branches

Working closely with the risk management co-
operator at each educational institution, UIB
has an efficient, low-cost “sales force”

This wide network enables the Company to
effectively roll out new products without a
significant UIB employee or office presence

Currently, UIB has 32 provincial and municipal
branches and 38 sub-branches covering 1,400
counties across China

UIB has approximately 370 employees spread
throughout their branches

There are 4-5 sales representatives at each
sub-branch while 5-6 representatives work
at each provincial or municipal branch

The Company plans to set up additional sub-
branches to reach full national coverage

Branch Network

Product Development

As the risk management advisor of 26 provincial and municipal education administrative departments, UIB is very familiar with the insurance needs of its school network and student customer base

In 2006, UIB was able to survey the families of 6 million students regarding their interest in health insurance

Revealed what insurance students had and what policies parents were willing to buy

Resulted in the development of new policies which compliment/supplement existing social welfare coverage

UIB partners with the largest insurance companies in China to develop new products

UIB is able to specifically tailor products for faculty, students and their family members, which are more attractive than the generic products offered by competitors

Products developed jointly with insurance companies can only be sold by UIB

Typically, UIB will have two or three insurance companies underwrite each existing products

UIB

PICC 中国人保财险
北京2008年奥运会保险合作伙伴

中国人寿 CHINA LIFE

中国平安 专业·价值 PING AN OF CHINA

太平洋保险 CPIC

中国大地财产保险股份有限公司 China Continent Property&Casualty Insurance Company Ltd.

阳光财险 Sunshine Insurance

泰康人寿 TAIKANG LIFE

华安保险 SINOSAFE INSURANCE

民安保险(中国)有限公司 The Ming An Insurance Co. (China) Ltd.

PICC 中国人民人寿保险股份有限公司 PICC LIFE INSURANCE COMPANY LIMITED

中华联合财产保险股份有限公司 CHINA UNITED PROPERTY INSURANCE COMPANY LIMITED

太平人寿 TAIPING LIFE 始创于1929年

Insurance Partners

School Liability Insurance

Designed to protect educational institutions against financial claims from physical or financial losses of students, teachers or others caused by the negligence of schools

UIB offers free risk management consulting services to schools, which help reduce the schools risk profile

539,800 schools

117,134 schools in 2007

RMB 4 per student on average (Range of
RMB 3-5 per student)

USD $27.7 million of premium in 2007

1 year

Life: RMB 200,000-300,000 per student/year

Premium

Target  Market

Protection  Period

Policy Limit

Market Penetration

School Liability Insurance (SLI)

Market Share of School Liability Insurance

Number of SLI Policies Sold Since 2005

18.3

66.8

117.1

75%

265%

Growth Rate:

0

25

50

75

100

125

2005

2006

2007

Entire Market

Market Share of Schools with SLI

50,200

30%

Number of
schools with SLI

167,334

31%

UIB Clients

117,134

70%

Number of schools
without SLI

372,466

69%

Insurance companies

UIB Market Share

10.4%

38.0%

70.0%

Student Safety Insurance

Provides coverage for death and illness due to accident, and supplementary medical treatment and hospitalization insurance

SSI also provides broader coverage of health expenses for those that want to supplement the social welfare insurance

Social welfare does not cover accidents, which have a higher rate of incidence than major diseases among the target age group

231.8 million students

Over 20 million students in 2007

RMB 35 per student on average

(Range of RMB 15-80 per student)

USD $93 million of premium in 2007

1 year

RMB 5,000-30,000 claim for accidental
death and RMB 5,000-50,000 for

hospitalization expenses

Premium

Target  Market

Protection  Period

Claims

Market Penetration

Market Share of Student Safety Insurance

Student Safety Insurance (SSI)

Insurance companies

114.5mm

85%

UIB Clients

20.2mm

15%

Number of students
with SSI

134.7mm

59%

Number of students
without SSI

97.1mm

41%

Entire Market

Market Share of Students with SSI

Number of SSI Policies Sold Since 2005

7.8

17.1

20.2

Growth Rate:

119%

18%

0

10

15

20

25

2005

2006

2007

UIB Market Share

5.8%

12.7%

15.0%

Health Insurance Policies: Comparison in Beijing

No restrictions

No restrictions

Restricted to government-selected
and 3 self-selected hospitals

Hospital Selection

1.

Coverage for major diseases
and accidents

2.

Up to RMB 100,000 or RMB
150,000 claim for contracting a major disease

3.

RMB 30,000 claim for accidental injury

1.

Coverage for accidents

2.

% of hospitalization expenses not covered by social welfare

3.

Up to RMB 30,000 claim for
accidental death and up to RMB 50,000 for hospitalization expenses

–

Advantage Over
Social Welfare
Coverage

Covers 25 major conditions
including severe head trauma and
burns

Accidental death and injury, and
hospitalization

50% to 70% of hospitalization and
outpatient expenditures

(does not cover accidents)

Coverage

RMB150 or RMB 200

RMB 80

Co-Pay: RMB 50
Subsidy: RMB 50

Total: RMB 100

Premium Per Year

Student between
3 and 18 years of age

Student between
3 and 18 years of age

1.

Beijing permanent resident

2.

Under 18 years of age for
registered student, or under 16
for non-school young person

Applicant
Qualifications

Student Health Insurance

Student Safety Insurance

Basic Coverage Under Social
Welfare

Vehicle Insurance

UIB is able to offer below market rates for vehicle insurance due to a lower risk of accidents among teachers

Unlike other drivers, teachers mostly travel to work and back home.  The Company believes this regular driving pattern and short distance leads to a lower probability of accidents

Teachers are also known to have better driving habits

2008

Beginning year

Accidental damage, passenger liability, third party liability, etc.

Coverage

1 year

Protection Period

RMB 3,000 on average

Premium

Teachers and schools

(approximately 12.3 million teachers in pre-college schools)

Target market

Vehicle Insurance

Potential New Product Revenue Contribution

If UIB sold one of each of its new policies through each of its 117,000 institutions, the
Company would generate approximately:

$15.0 million from Vehicle Insurance

$5.0 million from Student Family Insurance, a proprietary product that combines elements of health insurance and life insurance for students and their family members

$1.0 million from Student Health Insurance

To achieve the 2008 net income targets that would entitle management to receive the agreed upon additional contingent shares, the Company would have to sell at each of the 117,000 institutions:

2.8 policies for each new product to reach $21 million (1)

4.1 policies for each new product to reach $27 million (1)

Notes:

1.   Assumes $8 million of net income from existing business lines (School Liability Insurance and Student Safety Insurance) and net income margin held constant for new products

Market Size of UIB Products

$4.86 billion

2008

Student Family Insurance

$3.66 billion

2008

Student Health Insurance

$10.32 billion

Total

$493 million

2008

Vehicle Insurance

$1.16 billion

2004

Student Safety Insurance

$143 million

2003

School Liability Insurance

Potential Market Size (1)

Year UIB Commence Selling

Management believes that there is an $10.3 billion insurance premium market that can be addressed by introducing new products through its education sector channel

Notes:

1.   Based on total number of students or schools in China

Financial Highlights

Gross Revenues(1)(2)

Fiscal Year Ended December 31,

Notes:

1.

Revenues and net income are unaudited U.S. GAAP numbers

2.

Average historical exchange rates over the applicable period

Net Income(1)(2)

Fiscal Year Ended December 31,

($ in millions)

($ in millions)

$0.0

$3.9

$0.0

$0.0

$1.0

$2.0

$3.0

$4.0

$5.0

FY 2005

FY 2006

FY 2007

$6.1

$8.6

$17.1

$0.0

$3.0

$6.0

$9.0

$12.0

$15.0

$18.0

FY 2005

FY 2006

FY 2007

Financial Highlights

Notes:

1.

Quarterly gross revenues and net income are prepared by UIB management in accordance with U.S. GAAP

2.

Average historical 2007 exchange rate applied to first quarter 2007 to fourth quarter 2007 while first quarter 2008 and second quarter 2008 assumes the average historical exchange rate over the applicable period

UIB’s business is seasonal, corresponding to the academic calendar

Sales and net income are highest in the fourth quarter due to policy renewals and new policy sales, which occur beginning in September

In the third quarter, the Company ramps up its business in preparation for its peak season

Quarterly Gross Revenues(1)(2)

Q1 2007 to Q2 2008

Quarterly Net Income(1)(2)

Q1 2007 to Q2 2008

($ in millions)

($ in millions)

$2.2

$1.6

$12.0

$4.0

$4.3

$1.3

$0.0

$3.0

$6.0

$9.0

$12.0

$15.0

Q1 2007

Q2 2007

Q3 2007

Q4 2007

Q1 2008

Q2 2008

$0.9

$1.0

$(0.9)

$(0.1)

$5.3

$(0.4)

-$1.0

$0.0

$1.0

$2.0

$3.0

$4.0

$5.0

$6.0

Q1 2007

Q2 2007

Q3 2007

Q4 2007

Q1 2008

Q2 2008

Market leadership

Leading provider of risk management services in the education sector

Ranked the 3rd largest insurance broker by commission income in 2006 and 2007, according to the CIRC

Leading market share of legacy products: School Liability Insurance and Student Safety Insurance

Over 90% share of insurance brokerage services in the education sector that has coverage

Dominant player in Chinese education sector

Established 32 provincial and municipal branches and 38 sub-branches covering more than 1,400 counties

Directly serves over 20 million students with Student Safety Insurance and over 117,000 institutions with School Liability Insurance

Dynamic financial growth prospects

The Company, after achieving profitability in 2007, is poised to expand margins and for tremendous growth through its existing channels

Its organic CAGR of revenue was above 50% over the past 3 years

Robust industry dynamics

Ministry of Education, Ministry of Finance and CIRC have mandated in April 2008 that institutions have school liability insurance

Approximately 69% of schools do not have liability insurance

Strong economic growth will result in wealth accumulation and increase underlying demand for liability insurance coverage of physical assets

The high saving rate in China presents substantial potentials for life insurance products

Favorable operating environment

Increasing competition among a growing number of insurance companies

Improving investment yield for insurance companies

Highly fragmented professional insurance broker and agency space

Investment Considerations

Investment Considerations (Cont’d)

Leading market share with significant barriers to entry

Pioneered and established risk management standards in education sector since 2003.  The “Risk Management Report on China’s Education Industry” written by the Company is part of the CIRC’s China Risk Management Report for 2007 and 2008

The Company has signed risk management consultation or cooperation agreements with 26 out of 32 provincial and municipal education administrative departments while no competitor has any provincial agreements

Strong capability in designing products attractive to both customers and insurance players

The Company works closely with customers and insurance companies to design products to meet the demands of its customers

Successfully designed and marketed two products, including school liability insurance and enhanced student safety insurance, in the past three years

Cooperates with leading actuarial academics

Scalable operation model and no underwriting risks

Utilizing the broad network it establishes in the education sector, the Company can continuously roll out new products to customers

Existing customers provide a valuable channel to market new products to faculty and other family members

Even after graduation, former customers may turn to UIB as a name they can trust for their future insurance needs

Closely works with insurance players but doesn’t take underwriting risks

Devoted, experienced management team

Under the leadership of Xiaoping Chen, UIB has grown to become one of the top three players in China’s insurance brokerage space

Previously Mr. Chen was the founder of Chang’an which grew to be the largest insurance brokerage firm with a focus on the power industry in China

No member of the top 7 management has departed since the Company’s inception or since they joined UIB

Public Company Trading Analysis

Notes:

Sources: Capital IQ, Bloomberg and company filings

Market data as of July 29, 2008

1.

Excludes non-recurring expenses

2.

Earnings for the twelve months ended December 31, 2008

Dollars in Millions, Except per Share Data

Company

Ticker

LTM

Revenues

LTM

EBITDA

(1)

LTM

EPS

(1)

2008E

EPS

(2)

EV/ LTM

Revenues

EV/ LTM

EBITDA

Share Price/

LTM EPS

Share

Price/

2008E EPS

(2)

Chinese Broker Comparable:

Cninsure Inc.

CISG

71.8

$

21.5

$

0.61

$

0.62

$

5.07x

16.9x

21.0x

20.7x

Asian Non-Life Insurer Comparables:

Dongbu Insurance Co., Ltd.

KOSE:A005830

6,155.7

$

393.2

$

4.34

$

4.24

$

0.29x

4.6x

7.2x

7.3x

Hyundai Marine & Fire Insurance Co. Ltd.

KOSE:A001450

5,435.5

284.3

2.17

2.46

0.24

4.6

8.9

7.8

Kurnia Asia Bhd

KLSE:KURASIA

346.2

(62.9)

(0.02)

0.02

0.74

NM

NM

11.3

LIG Insurance Co., Ltd

KOSE:A002550

4,357.4

178.0

2.33

2.69

0.21

5.1

9.2

7.9

PICC Property and Casualty Co. Ltd.

SEHK:2328

10,418.9

902.7

0.04

0.04

0.30

3.5

17.0

17.8

Samsung Fire & Marine Insurance Co. Ltd.

KOSE:A000810

9,856.4

796.3

10.49

11.86

0.82

10.1

18.2

16.1

Mean

0.43x

5.6x

12.1x

11.4x

Median

0.30

4.6

9.2

9.6

Asian Life Insurer Comparables:

Cathay Financial Holding Co. Ltd.

TSEC:2882

4,595.8

$

2,297.1

$

0.05

$

0.08

$

2.17x

4.3x

39.9x

25.3x

China Life Insurance Co. Ltd.

SEHK:2628

29,792.6

6,204.5

0.17

0.16

3.36

16.2

22.1

23.4

China Insurance International Holdings Co. Ltd.

SEHK:966

3,163.7

461.4

0.14

0.06

1.00

6.8

15.8

34.3

Ping An Insurance (Group) Co. of China Ltd.

SEHK:2318

24,138.9

3,044.2

0.32

0.32

1.56

12.4

21.1

20.9

Shinkong Financial Holding Co. Ltd.

TSEC:2888

7,287.8

682.5

(0.06)

0.01

0.52

5.6

NM

41.3

Mean

1.72x

9.1x

24.7x

29.0x

Median

1.56

6.8

21.6

25.3

U.S. Broker Comparables:

Aon Corp.

AOC

7,605.0

$

1,357.0

$

2.14

$

2.88

$

1.88x

10.5x

21.0x

15.6x

Marsh & McLennan Companies, Inc.

MMC

11,585.0

1,400.0

1.14

1.56

1.41

11.7

23.9

17.6

Willis Group Holdings Ltd.

WSH

2,637.0

680.0

2.81

2.92

2.12

8.2

10.9

10.5

Hilb Rogal & Hobbs Co.

HRH

808.2

186.8

1.85

2.04

2.27

9.8

23.5

21.3

National Financial Partners Corp.

NFP

1,236.5

173.5

1.60

3.09

0.90

6.4

12.3

6.4

Arthur J Gallagher & Co.

AJG

1,624.1

335.3

1.57

1.52

1.61

7.8

16.1

16.7

Mean

1.70x

9.1x

18.0x

14.7x

Median

1.74

9.0

18.6

16.1